Exhibit (a)(5)(i)

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

CERTAIN EATON VANCE CLOSED-END FUNDS

COMMENCE TENDER OFFERS

BOSTON, MA, June 29, 2021 — Eaton Vance Short Duration Diversified Income Fund (NYSE: EVG), Eaton Vance Floating-Rate Income Trust (NYSE: EFT), Eaton Vance Senior Floating-Rate Trust (NYSE: EFR) and Eaton Vance Senior Income Trust (NYSE: EVF) (each, a “Fund” and collectively, the “Funds”) each announced today the commencement of a cash tender offer for outstanding common shares (each, a “Tender Offer” and collectively, the “Tender Offers”) in the following amounts and as further described below.

Fund	Tender Offer Amount
EVG	Up to 25% or 4,470,149 of its outstanding common shares
EFT	Up to 50% or 19,931,845 of its outstanding common shares
EFR	Up to 50% or 18,424,157 of its outstanding common shares
EVF	Up to 60% or 22,719,965 of its outstanding common shares

Each Tender Offer will be conducted at a price per share equal to 99% of such Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (NYSE) on the date the Tender Offer expires. Each Tender Offer will expire at 5:00 P.M., Eastern Time on July 30, 2021 or on such later date to which the offer is extended. The pricing date will also be July 30, 2021, unless extended. If the number of shares tendered exceeds the maximum amount of a Tender Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis (disregarding fractional shares). Accordingly, there is no assurance that a Fund will purchase all of a shareholder's tendered common shares in connection with the relevant Tender Offer.

Each Fund may sell portfolio instruments during the pendency of its Tender Offer to raise cash for the purchase of common shares. Thus, it is likely that during the pendency of each Tender Offer, and possibly for a short time thereafter, each Fund will hold a greater than normal percentage of its net assets in cash and cash equivalents. This larger cash position may interfere with a Fund’s ability to meet its investment objectives and invest consistent with its investment strategy.

Each Tender Offer is being made on the terms and subject to the conditions set forth in the relevant Fund’s tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) that has been filed with the Securities and Exchange Commission (the “SEC”). All of these documents contain important information about the relevant Tender Offer. Shareholders of each Fund should read their documents carefully as they contain important information about the relevant Tender Offer. Shareholders of each Fund can obtain a free copy of the relevant documents at the SEC’s website at www.sec.gov or from the Fund by calling AST Fund Solutions, LLC, the Fund’s information agent for the tender offer, at 1-877-732-3614.

As previously announced, in addition to the above described Tender Offers, each of EFT, EFR and EVF will conduct cash tender offers by the end of the fourth quarter of each of 2022, 2023 and 2024 (each, a “Conditional Tender Offer”) for up to 10% of the Fund’s then-outstanding common shares if, from January to August of the relevant year, the Fund’s shares trade at an average discount to NAV of more than 10% (based upon the Fund’s volume-weighted average market price and NAV on business day during the period). If triggered, common shares tendered and accepted in a Conditional Tender Offer would be repurchased at a price per share equal to 98% of a Fund’s NAV as of the close of regular trading on the NYSE on the date such Conditional Tender Offer expires.

This press release is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Funds and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

About the Funds.

Eaton Vance applies in-depth fundamental analysis to the active management of equity, income, alternative and multi-asset strategies. Eaton Vance’s investment teams follow time-tested principles of investing that emphasize ongoing risk management, tax management (where applicable) and the pursuit of consistent long-term returns. The firm’s investment capabilities encompass the global capital markets. With a history dating back to 1924, Eaton Vance is headquartered in Boston and also maintains investment offices in New York, London, Tokyo and Singapore. For more information, visit evmanagement.com. Eaton Vance is a part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

Except pursuant to a tender offer, common shares of the Funds are only available for purchase or sale on the NYSE exchange at their current market price. Shares of closed-end funds (such as the Funds) often trade at a discount from their net asset value. The market price of a fund’s shares may vary from net asset value based on factors affecting the supply and demand for shares, such as fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of a fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of the Funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Each Fund is not a complete investment program and you may lose money investing in the Fund. An investment in a Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully such Fund’s investment objectives, risks, charges and expenses.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Funds. The Funds have not commenced the Tender Offers described in this release. The Tender Offers will be made only by the respective offers to purchase, related letters of transmittal and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to the tender offer statements on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For each Tender Offer, the Funds will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they will contain important information about the Tender Offers.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of a Fund. Additional information about the Funds, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts may be forward-looking statements, as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors that may be beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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